Atmel Acquisition January 19, 2016 Filed by Microchip Technology Incorporated Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Atmel Corporation Commission File No. 000-19032 Filing Date: January 19, 2016

Cautionary Statement: Statements about the expected timing, financial impact and effects of the proposed transaction, and other statements in this presentation that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from such forward looking statements. Such risks and uncertainties include the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Atmel’s existing relationships with customers, employees and vendors and on Microchip’s and Atmel’s respective operating results and businesses; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10‑Q and 8-K. You can obtain copies of applicable Forms 10-K, 10-Q and 8-K and other relevant documents for free at Microchip’s website (www.microchip.com), at Atmel’s website (www.atmel.com) or the SEC's website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof. Additional Information and Where to Find It Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel in connection with the acquisition transaction. Investors and security holders are urged to read such document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of such document (when it becomes available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.

Atmel Overview Synergistic Embedded Control franchise with attractive broad-based product portfolio spanning Microcontroller, Wireless, Touch, Automotive, Security and Memory solutions Diversified global customer base with over 80% of revenue from Asia and Europe Diversified channels with ~60% of revenue through distribution Tradition of technology leadership and innovation CY2015 revenue of ~$1.17B as of 12/31/2015 47.5% non-GAAP gross margin; 12.0% non-GAAP operating margin $155M cash and investments, net of debt, on the balance sheet at 12/31/2015 Headquartered in San Jose, CA Approximately 4700 employees worldwide

Strategically and Financially Compelling Transaction Creates a Microcontroller powerhouse with #3 market share position worldwide Creates a market leader in IoT by adding to Microchip’s strong IoT solutions more products in wireless including WiFi, Bluetooth, BLE and other RF protocols Expands Microchip’s portfolio of Automotive, Touch, Memory and Security solutions Drives further scale in manufacturing, customer reach and sales channels Adds a patent portfolio of over 2400 patents to Microchip’s strong IP portfolio Significant EPS accretion through growth and synergy with over $200 million in synergies in fiscal year 2020

Highly Profitable Financial Model * * In millions, except percentages. All figures are non-GAAP and are based on preliminary results for the December 31, 2015 quarter contained in Microchip’s press release dated January 19, 2016 and Atmel’s press release dated January 13, 2016.  Revenue and operating income dollars are based on preliminary December 2015 quarter results which were annualized by multiplying the December quarter numbers by four. Microchip Atmel Microchip + Atmel Long Term Model Revenue ($M) $2,208 $1,046 $3,254 Gross Margin (%) 57.9% 47.5% 54.6% 59% R&D (%) 16.2% 19.5% 17.3% 14.5% SG&A (%) 12.3% 18.4% 14.3% 11.5% Op Income ($M) $649 $100 $750 Op Income (%) 29.4% 9.6% 23.0% 33%

Synergy and Accretion Expectations Transaction is expected to be immediately accretive to our non GAAP earnings per share Microchip expects to buyback all the shares issued in the transaction subject to market conditions Short term: Targeting 23% growth in non-GAAP EPS from FY16 to FY17 with accretion from Micrel and Atmel. Atmel adds ~33 cents in FY 2017 (Assuming May 2016 close) Long term: 3rd year after close (FY2019), we expect: $170M in synergy from cost savings and revenue growth Atmel to contribute ~90 cents/share of non GAAP EPS Targeting consolidated Microchip non GAAP EPS of $4.25/share Represents non GAAP EPS growth of over 17% per year for Microchip over the next 3 years. Full synergy of over $200M in the 4th year (FY 2020) Extends Microchip’s record of organic as well as acquisition driven revenue and non GAAP EPS growth

Transaction Summary And Financing Transaction value of $3.56B representing $8.15/share $3.4B net of Atmel’s cash, investments and debt at 12/31/2015 Atmel stockholders will receive $7.00/share in cash and $1.15/share in Microchip stock Transaction is being funded through a combination of: Approximately $2.175B of cash from our balance sheet Approximately $786M cash from our existing line of credit Approximately $485M in Microchip stock The $114M difference in the funding amounts and the transaction value represents the assumed value of employee equity awards Blended cost of capital ~ 1.8% per annum Pro forma Debt/EBITDA leverage well below covenants: Senior leverage = 2.2 (covenant 3.0) before synergy, 2.7 after stock buyback Total leverage = 4 (covenant 5.0) before synergy, 4.5 after stock buyback Synergy and paying down debt with profits will decrease leverage further Expect transaction to close in CQ2 2016, subject to customary closing conditions, and stockholder as well as regulatory approvals

Microchip Vision and Growth Strategy Our Strategy Enable the growing market for Smart, Connected and Secure solutions for Automotive, Industrial, Office Automation, Consumer and Telecom markets Be a powerhouse solutions provider for the emerging Internet of Things (IoT) market Our Vision Be The Very Best Embedded Control Solutions Company Ever

Summary Atmel acquisition is a strong strategic fit aligned with our vision and strategy Adds operational and customer scale in a consolidating industry Creates significant stockholder value from strong non GAAP EPS accretion Atmel acquisition is the next step in Microchip’s track record of successful M&A A Compelling Transaction!

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